America Online, Inc. and Subsidiaries
        Statements RE Computation of Ratios of Earnings to Fixed Charges
                Nine Months Ended March 31, 1998 and Years Ended
           June 30, 1997, June 30, 1996, June 30, 1995, June 30, 1994
                                and June 30, 1993


                                Nine months           Year              Year           Year             Year            Year
                                   ended              ended             ended         ended             ended           ended
                               March 31, 1997     June 30, 1997    June 30, 1996   June 30, 1995    June 30, 1994   June 30, 1993
Fixed charges
Interest expense                 $   8,981          $   1,567        $  1,659       $   1,076          $   309        $    29
Amortization of bond
  issue costs                          604                  -               -               -                -              -
Interest portion (1) of
  rent expense                      86,822             49,487          15,528           3,504            1,197            603

Total fixed charges              $  96,407          $  51,054        $ 17,187       $   4,580          $ 1,506        $   632

Income (loss) before
  income taxes (2) (3) (4) (5)      84,743           (499,347)         62,339         (20,582)           5,986          2,143

Earnings (6)                     $ 181,150          $(448,293)       $ 79,526       $ (16,002)         $ 7,492        $ 2,775

Ratio of earnings to fixed charges    1.88                  -            4.63               -             4.98           4.39


1) The interest portion of the rent expense is estimated to be equal to 28% in year one, 18% in year two, 7% in year three and 5% in year four.
2) Net income in the nine months ended March 31, 1998 includes approximately $33.8 million of expense related to a restructuring charge, $9.7 million of expense related to acquired research and development and approximately $1.0 million of income related to a settlement charge.
3) Net Loss for the year ended June 30, 1997 includes charges of approximately $385.2 million for the write-off of deferred subscriber acquisition costs, approximately $48.6 million for a restructuring charges, approximately $24.2 million for legal settlements and approximately $24.5 million for contract termination charges.
4) Net income for the year ended June 30, 1996 includes charges of approximately $17.0 million for acquired research and development, $8.0 million for the settlement of a class action lawsuit, and approximately
   $0.8 million for merger expenses.
5) Net loss in the year ended June 30, 1995 includes charges of approximately $50.3 million for acquired research and development and approximately $2.2 million for merger expenses.
6) Earnings represent income from continuing operations before income taxes plus interest expense on indebtedness, amortization of debt discount and the portion of rent expense deemed representative of an interest factor.